EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-20165, 333-20167, 333-64083, 333-68176, and 333-152573 on Form S-8 of our report dated April 27, 2012 (March 18, 2013 as to the change in accounting principle discussed in Note 1), relating to the consolidated financial statements and financial statement schedule of Northwest Pipe Company and subsidiaries as of December 31, 2011 and for each of the two years in the period ended December 31, 2011 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment for a change in accounting principle as discussed in Note 1), appearing in this Annual Report on Form 10-K of Northwest Pipe Company for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Portland, Oregon

March 18, 2013